UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 5, 2014

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 REGULATION FD DISCLOSURE.

Heritage Commerce Corp is scheduled to participate at the FIG Partners' 5th Annual West Coast CEO Forum at the Palace Hotel, San Francisco, CA. Walter T. Kaczmarek, President and Chief Executive Officer, will be a panelist on the Bay Area Banks Panel at 1:55 p.m. (PST) on Thursday, February 6, 2014.

A copy of the information in the investor presentation is included as Exhibit 99.2. This Form 8-K and the information included as exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), nor shall it be incorporated by reference into a filing under the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act, except as expressly set forth by specific reference in such a filing. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Registrant or any of its affiliates. The information in the materials is presented as of December 31, 2013, and the Company does not assume any obligations to update such information in the future.

A copy of the press release announcing the Company's participation in CEO Forum is attached as Exhibit 99.1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

D) Exhibits

    99.1 Press Release, dated February 5, 2014, entitled "Heritage Commerce Corp to Participate at FIG Partners' 5th Annual West Coast Bank CEO Forum on February 6, 2014, in San Francisco"

    99.2 Presentation to investors to be presented on February 6, 2014 by the registrant's President and Chief Executive Officer.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 5, 2014

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION

    99.1 Press Release, dated February 5, 2014, entitled "Heritage Commerce Corp to Participate at FIG Partners' 5th Annual West Coast Bank CEO Forum on February 6, 2014, in San Francisco"

    99.2 Presentation to investors to be presented on February 6, 2014 by the registrant's President and Chief Executive Officer